SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                     to
Commission file number 1-31447
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CenterPoint Energy Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN
Consent of Independent Registered Public Accounting Firm (Exhibit 23)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CenterPoint Energy Savings Plan
We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 3, 2010

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
Investments, at fair value (see Note 2)	$1,310,695,502	$1,050,017,933
Participant loans	35,664,467	33,813,468

Receivables:
Participant contributions	1,283,017	1,077,562
Employer contributions	664,151	15,848,402
Dividends and interest	378,636	523,333
Pending investment transactions	55,002	155,975

Total receivables	2,380,806	17,605,272

Total Assets	1,348,740,775	1,101,436,673

LIABILITIES
Pending investment transactions	53,811	143,390
Other	323,020	402,234

Total Liabilities	376,831	545,624

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,348,363,944	1,100,891,049

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,529,567	14,116,225

NET ASSETS AVAILABLE FOR BENEFITS	$1,352,893,511	$1,115,007,274

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

Investment Income, Net:
Dividends	$35,047,885
Interest on loans to participants	2,264,644
Net appreciation of investments (see Note 3)	178,570,757

Total Investment Income	215,883,286

Contributions:
Participant contributions	44,551,618
Employer contributions	31,125,170
Rollover contributions	1,133,437

Total Contributions	76,810,225

Expenses:
Administrative expenses	2,749,919
Benefit payments	52,057,355

Total Expenses	54,807,274

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	237,886,237

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,115,007,274

END OF YEAR	$1,352,893,511

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
1.	Description of the Plan
The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.
(a) General
The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2009, the Plan is a “safe harbor” 401(k) plan under the IRC, which means it is deemed to satisfy certain deferral and contribution testing requirements.
Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income (Participants).
(b) Contributions
Participants may contribute, on a pre-tax and after-tax basis, up to 50% and 16% of eligible compensation, respectively, not to exceed the Internal Revenue Service (IRS) compensation limit as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution not to exceed the IRS limit ($5,500 for 2009); however, the Company generally does not provide the match on such “catch-up” contributions, unless a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.
All new employees are automatically enrolled in the Plan to make pre-tax contributions. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contribution is three percent of the employee’s eligible compensation on a payroll period basis. The contribution percentage is increased by an increment of one percent on April 1 in each of the following years in which the Automatic Contribution started, up to six percent of compensation on a payroll period basis.
A notice is provided to all employees who have been automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.
Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan will be invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution.
Effective January 1, 2009, the employer matching contribution is 100% of the first six percent of eligible compensation, and the discretionary match has been discontinued. All employer matching contributions are fully vested at all times.
Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.
Contributions are subject to certain limitations as set out under the IRC or the limits set forth in the Plan document.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(c) Investment Options
The Plan offers the following investment funds (Funds):
•	Company Common Stock Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	International Equity Fund

•	Balanced Fund

•	Fixed Income Fund

•	Stable Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2005 Fund
Upon enrollment in the Plan, Participants may direct contributions (as permitted), in one percent increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each Fund.
(d) Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.
(e) Vesting and Forfeitures
Participants are immediately 100% vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.
(f) Participant Loans
A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The loans are to be secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. Effective January 1, 2010, the loan origination fee was increased to $50. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.
(g) Payment of Benefits
Upon termination, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Common Stock Fund, the Participant may elect to have an in-kind distribution of those funds.
Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump sum distributions are made for accounts which do not exceed $1,000.
A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months. A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.
(h) Administration
The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Hewitt Associates is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds.
(i) Termination of the Plan
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.
2.	Summary of Accounting Policies
(a) Use of Estimates and Basis of Accounting
The preparation of financial statements under the accrual basis of accounting in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
(b) Investment Valuation and Income Recognition
The investments in all Funds of the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attributed for that portion of the net assets available for benefits, because it represents the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.
(c) Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2	Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or inputs is unobservable. Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.
Following is a description of the valuation methodologies used for assets measured at fair value:
•	Common stocks: valued at the closing price reported on the active market in which the individual securities are traded.

•	Mutual funds: valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

•	Common or collective trust funds: valued at the net asset value of units held by the Plan at year-end, and generally, include the use of significant observable inputs in determining the unit value.

•	Participant loans: valued at amortized cost, which approximates fair value.

•	Guaranteed investment contract: valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the credit worthiness of the issuer.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds
Target date retirement funds	$144,803,900	$—	$—	$144,803,900
Fixed income funds	124,020,648	—	—	124,020,648
International equity funds	52,325,732	—	—	52,325,732
U.S. equity — large cap funds	41,017,291	—	—	41,017,291
Balanced funds	27,674,554	—	—	27,674,554

Total mutual funds	389,842,125			389,842,125
Common or collective trust funds
U.S. equity — large cap funds	—	239,238,429	—	239,238,429
Stable value funds	—	196,346,120	—	196,346,120
Balanced funds	—	45,686,934	—	45,686,934
Fixed income funds	—	43,508,234	—	43,508,234
Short-term investment funds	—	25,580,510	—	25,580,510
International equity funds	—	20,653,437	—	20,653,437
U.S. equity — small cap funds	—	15,861,238	—	15,861,238

Total common or collective trust funds	—	586,874,902	—	586,874,902
Common stocks
Company stock	309,359,526	—	—	309,359,526
U.S. equity – small cap	13,672,509	—	—	13,672,509
International equity	271,577	—	—	271,577

Total common stocks	323,303,612	—	—	323,303,612
Others
Guaranteed investment contracts	—	—	10,674,863	10,674,863
Participant loans	—	—	35,664,467	35,664,467

Total others	—	—	46,339,330	46,339,330

Total assets at fair value	$713,145,737	$586,874,902	$46,339,330	$1,346,359,969

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income funds	$101,957,177	$—	$—	$101,957,177
Target date retirement funds	95,406,365	—	—	95,406,365
International equity funds	39,503,380	—	—	39,503,380
U.S. equity — large cap funds	33,203,864	—	—	33,203,864
Balanced funds	25,686,244	—	—	25,686,244

Total mutual funds	295,757,030			295,757,030
Common or collective trust funds
Stable value funds	—	189,766,831	—	189,766,831
U.S. equity — large cap funds	—	168,310,108	—	168,310,108
Fixed income funds	—	30,311,549	—	30,311,549
Balanced funds	—	27,605,185	—	27,605,185
Short-term investment funds	—	27,006,902	—	27,006,902
International equity funds	—	9,652,634	—	9,652,634
U.S. equity — small cap funds	—	9,617,694	—	9,617,694

Total common or collective trust funds	—	462,270,903	—	462,270,903
Common stocks
Company stock	269,472,045	—	—	269,472,045
U.S. equity – small cap	10,553,201	—	—	10,553,201
International equity	30,240	—	—	30,240

Total common stocks	280,055,486	—	—	280,055,486
Others
Guaranteed investment contracts	—	—	11,934,514	11,934,514
Participant loans	—	—	33,813,468	33,813,468

Total others	—	—	45,747,982	45,747,982

Total assets at fair value	$575,812,516	$462,270,903	$45,747,982	$1,083,831,401

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

	Level 3 Assets Year Ended December 31, 2009
	Guaranteed
	Investment	Participant
	Contract	Loans	Total

Balance, beginning of year	$11,934,514	$33,813,468	$45,747,982
Realized gains/(losses)	—	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—	—
Purchases, sales, issuances, and settlements (net)	(1,259,651)	1,850,999	591,348

Balance, end of year	$10,674,863	$35,664,467	$46,339,330

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.
(d) Payment of Benefits
Benefits are recorded when paid.
(e) Plan Expenses
Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of the investment gains and losses. These expenses are reported on the Schedule C of the Form 5500 as indirect compensation.
3.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2009	2008
Company common stock, 21,320,436 and 21,352,777 shares, respectively	$309,359,526	$269,472,045

BlackRock Equity Index Fund, 8,375,870 and 7,058,831 shares, respectively	146,745,246	97,482,463

Dwight Target 2 Fund, 6,531,619 and 6,531,619 shares, respectively	114,764,248	108,741,698

PIMCO Total Return Fund, 9,131,004 and 8,712,912 shares, respectively	98,614,843	88,348,927

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.
During 2009 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stocks	$45,675,592
Common or collective trust funds	66,903,042
Mutual funds	65,992,123

Total investment appreciation	$178,570,757

Stable Value Fund
The Stable Value Fund (Stable Fund) has investments in synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income assets that are owned by the Stable Fund. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by the Stable Fund’s trustee or a third party custodian. The contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Stable Fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates. The issuer guarantees that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting rates for Synthetic GICs are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio value, current yield to maturity, duration and market value relative to the Synthetic GICs book value.
During 2009 and 2008, the average yields for the Stable Fund were as follows:

	2009	2008
Based on actual earnings	3.57%	5.79%
Based on the interest rate credited to Participants	2.65%	3.73%
Benefit-responsive investment contracts are designed to preserve capital and provide a stable crediting rate. Such contracts provide Participant initiated withdrawals to be paid at contract value. Such contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.
Contracts associated with Synthetic GICs are evergreen agreements with termination provisions. Accordingly, such agreements permit the Plan’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the contract if the book value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Contracts that permit the issuer to terminate at market value generally provide portfolio guidelines and transition provisions intended to result in the contract value equaling the market value of the portfolio by such termination date. Non-adherence to the guidelines and provisions may result in the settlement of the contract at market value; however, the Plan Administrator does not believe the occurrence of these circumstances is probable.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
4.	Risks and Uncertainties
The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.
5.	Tax Status
The IRS has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.
6.	Related Party Transactions
During 2009, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases
Company common stock	$57,055,539
Northern Trust collective short-term investment fund	308,745,990

Sales
Company common stock	$59,638,994
Northern Trust collective short-term investment fund	317,984,612
7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2009	2008
Net Assets Available for Benefits per the financial statements	$1,352,893,511	$1,115,007,274
Adjustment from contract value to fair value for fully benefit-responsive contracts	(4,529,567)	(14,116,225)

Net Assets Available for Benefits per Form 5500	$1,348,363,944	$1,100,891,049

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

Increase in Net Assets Available for Benefits per the financial statements	$237,886,237
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	14,116,225
Adjustment from contract value to fair value for fully benefit-responsive contracts	(4,529,567)

Increase in Net Assets Available for Benefits per Form 5500	$247,472,895

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of investment including maturity
(a)	(b) Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or maturity	(e) Current
	similar party	value	value
	COMMON OR COLLECTIVE TRUSTS
	BLACKROCK	EQUITY INDEX FUND	$146,745,246
	BLACKROCK	MSCI ACWI EX US INDEX SUPERFUND	20,653,438
	BLACKROCK	RUSSELL 1000 GROWTH FUND	45,539,483
	BLACKROCK	RUSSELL 1000 VALUE FUND	37,824,100
	BLACKROCK	RUSSELL 2000 INDEX FUND	15,861,239
	CAPITAL GUARDIAN	US GROWTH EQUITY MASTER FUND	44,334,440
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATE BOND FUND	43,508,234
	DWIGHT ASSET MANAGEMENT	CORE INTER FUND	39,426,700
	DWIGHT ASSET MANAGEMENT	TARGET 2 FUND	114,764,248
	DWIGHT ASSET MANAGEMENT	TARGET 5 FUND	42,155,170
*	NORTHERN TRUST	SHORT TERM INVESTMENT FUND	18,830,565
	SEI	STABLE ASSET FUND	6,749,947
	WELLINGTON CAPITAL	SMALL CAP OPPORTUNITIES FUND	10,482,092

	SUBTOTAL		$586,874,902

	1ST NIAGARA FINL GROUP INC	COMMON STOCK	$82,069
	A123 SYS INC	COMMON STOCK	50,266
	ABERCROMBIE & FITCH CO	COMMON STOCK	35,547
	ABOVENET INC	COMMON STOCK	91,056
	ACCO BRANDS CORP	COMMON STOCK	73,382
	ACORDA THERAPEUTICS INC	COMMON STOCK	44,892
	AECOM TECHNOLOGY CORP DELAWARE	COMMON STOCK	66,000
	AFFILIATED MANAGERS GROUP INC	COMMON STOCK	70,044
	AGCO CORP	COMMON STOCK	43,982
	AIRGAS INC	COMMON STOCK	56,644
	ALBANY INTL CORP	COMMON STOCK	85,123
	ALBERTO-CULVER CO	COMMON STOCK	54,479
	ALEXANDRIA REAL ESTATE EQUITIES INC	COMMON STOCK	63,969
	ALEXION PHARMACEUTICALS INC	COMMON STOCK	62,001
	ALLSCRIPT-MISYS HEALTHCARE SOLUTIONS INC	COMMON STOCK	36,009
	ALPHA NAT RES INC	COMMON STOCK	58,780
	ALTRA HLDGS INC	COMMON STOCK	69,160
	AMEDISYS INC	COMMON STOCK	68,955
	AMERICAN SUPERCONDUCTOR CORP	COMMON STOCK	65,031
	AMERICAN WTR WKS CO INC	COMMON STOCK	57,818
	AMERISAFE INC	COMMON STOCK	52,293
	A-POWER ENERGY GENERATION SYSTEMS LTD	COMMON STOCK	53,407
	ARENA RES INC	COMMON STOCK	57,781
	ARIBA INC	COMMON STOCK	69,110
	ARTIO GLOBAL INVS INC	COMMON STOCK	65,254
	ARVINMERITOR INC	COMMON STOCK	66,856

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of investment including maturity
(a)	(b) Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or maturity	(e) Current
	similar party	value	value
	ASCENT MEDIA CORP	COMMON STOCK	65,612
	ASHLAND INC	COMMON STOCK	43,582
	ASSURED GUARANTY LTD	COMMON STOCK	99,226
	ATHEROSMUNICATIONS INC	COMMON STOCK	78,752
	ATLAS AIR WORLDWIDE HLDGS INC	COMMON STOCK	104,300
	AUXILIUM PHARMACEUTICALS INC	COMMON STOCK	27,881
	AVISTA CORP	COMMON STOCK	96,076
	B & G FOODS INC	COMMON STOCK	34,884
	BANK OF THE OZARKS INC	COMMON STOCK	37,466
	BEBE STORES INC	COMMON STOCK	44,141
	BECKMAN COULTER INC	COMMON STOCK	34,029
	BIOMED RLTY TR INC	COMMON STOCK	103,517
	BK HAW CORP	COMMON STOCK	56,472
	BOSTON PRIVATE FINL HLDGS INC	COMMON STOCK	70,048
	BPZ RESOURCE INC	COMMON STOCK	80,370
	BRANDYWINE RLTY TR	COMMON STOCK	113,316
	BRIGHAM EXPL CO	COMMON STOCK	44,038
	BROADPOINT GLEACHER SECS GROUP INC	COMMON STOCK	22,657
	BROCADEMUNICATIONS SYS INC	COMMON STOCK	48,069
	BRUKER CORP	COMMON STOCK	41,607
	BUCYRUS INTL INC	COMMON STOCK	59,189
	CABOT CORP	COMMON STOCK	76,854
	CALIFORNIA WTR SVC GROUP	COMMON STOCK	70,326
	CARDTRONICS INC	COMMON STOCK	62,878
	CASH AMER INVTS INC	COMMON STOCK	139,840
	CB RICHARD ELLIS GROUP INC	COMMON STOCK	68,257
*	CENTERPOINT ENERGY INC	COMMON STOCK	309,359,526
	CENTY ALUM CO	COMMON STOCK	41,608
	CHATTEM INC	COMMON STOCK	42,918
	CHINA NORTH EAST PETE HLDGS LTD	COMMON STOCK	92,685
	CLECO CORP	COMMON STOCK	76,524
	CLIFFS NAT RES INC	COMMON STOCK	77,431
	COLBS MCKINNON CORP N Y	COMMON STOCK	47,537
	COLLECTIVE BRANDS INC	COMMON STOCK	91,308
	COMERICA INC	COMMON STOCK	74,221
	COML METALS CO	COMMON STOCK	34,900
	CONSECO INC	COMMON STOCK	89,100
	CONTL AIRL INC	COMMON STOCK	77,414
	CORE LAB	COMMON STOCK	74,416
	COVANTA HLDG CORP	COMMON STOCK	60,059
	CREE INC	COMMON STOCK	88,501
	CROWN HLDGS INC	COMMON STOCK	76,996
	CYBERSOURCE CORP DEL	COMMON STOCK	79,837

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of investment including maturity
(a)	(b) Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or maturity	(e) Current
	similar party	value	value
	DCT INDL TR INC	COMMON STOCK	81,926
	DECKERS OUTDOOR CORP	COMMON STOCK	73,238
	DOMTAR CORP	COMMON STOCK	77,020
	DRESS BARN INC	COMMON STOCK	109,494
	DTS INC	COMMON STOCK	42,420
	DUPONT FABROS TECH INC REIT	COMMON STOCK	115,316
	EAST WEST BANCORP INC	COMMON STOCK	71,574
	EATON VANCE CORP	COMMON STOCK	95,792
	EMULEX CORP	COMMON STOCK	70,632
	ENERGEN CORP	COMMON STOCK	69,264
	ENERNOC INC	COMMON STOCK	70,201
	ENTEGRIS INC	COMMON STOCK	87,331
	EQUIFAX INC	COMMON STOCK	70,738
	ESTERLINE TECHNOLOGIES CORP	COMMON STOCK	61,970
	EVERCORE PARTNERS INC	COMMON STOCK	61,712
	EXCO RES INC	COMMON STOCK	56,260
	F5 NETWORKS INC	COMMON STOCK	64,636
	FAIRCHILD SEMICONDUCTOR INTL INC	COMMON STOCK	76,224
	FIDELITY NATL INFORMATION SVCS INC	COMMON STOCK	77,586
	FOCUS MEDIA HLDG LTD	COMMON STOCK - ADR	35,029
	FUSHI COPPERWELD INC	COMMON STOCK	56,470
	GENCO SHIPPING & TRADING LTD	COMMON STOCK	74,749
	GENESEE & WYO INC	COMMON STOCK	47,654
	GENTIVA HEALTH SVCS INC	COMMON STOCK	58,342
	GENWORTH FINL INC	COMMON STOCK	60,836
	GLOBAL PMTS INC	COMMON STOCK	59,246
	GRAFTECH INTL LTD	COMMON STOCK	52,870
	GREEN MTN COFFEE ROASTERS	COMMON STOCK	80,248
	GSI COMM INC	COMMON STOCK	78,201
	GUESS INC	COMMON STOCK	140,436
	GYMBOREE CORP COM	COMMON STOCK	40,011
	HANCOCK HLDG CO	COMMON STOCK	80,574
	HEADWATERS INC	COMMON STOCK	139,724
	HEALTHSOUTH CORP	COMMON STOCK	53,307
	HEALTHSPRING INC	COMMON STOCK	82,591
	HILLTOP HLDGS INC	COMMON STOCK	45,745
	HORSEHEAD HLDG CORP	COMMON STOCK	93,840
	HSN INC DEL	COMMON STOCK	85,000
	HUMAN GENOME SCIENCES INC	COMMON STOCK	103,428
	IMPAX LABORATORIES INC	COMMON STOCK	88,944
	ION GEOPHYSICAL CORP	COMMON STOCK	58,608
	ITC HLDGS CORP	COMMON STOCK	66,675
	JDA SOFTWARE GROUP INC	COMMON STOCK	76,665

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of investment including maturity
(a)	(b) Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or maturity	(e) Current
	similar party	value	value
	JDS UNIPHASE CORP	COMMON STOCK	104,858
	KAISER ALUM CORP	COMMON STOCK	81,991
	LAM RESH CORP	COMMON STOCK	133,706
	LASALLE HOTEL PPTYS	COMMON STOCK	85,769
	LONGTOP FINL TECHNOLOGIES LTD	COMMON STOCK - ADR	52,568
	MAGELLAN HLTH SVCS INC	COMMON STOCK	37,064
	MDU RES GROUP INC	COMMON STOCK	71,036
	MEDICIS PHARMACEUTICAL CORP	COMMON STOCK	76,822
	MF GLOBAL LTD	COMMON STOCK	36,001
	MF GLOBAL LTD	COMMON STOCK	50,944
	MID-AMER APT CMNTYS INC	COMMON STOCK	97,526
	MINDRAY MED INTL LTD	COMMON STOCK - ADR	56,986
	MLP LAZARD LTD	COMMON STOCK	89,609
	MONTPELIER RE HOLDINGS LTD	COMMON STOCK	48,669
	MSCI INC	COMMON STOCK	67,416
	NATL FINL PARTNERS CORP	COMMON STOCK	30,823
	NELNET INC	COMMON STOCK	104,242
	NET 1 UEPS TECHNOLOGIES INC	COMMON STOCK	61,950
	NET 1 UEPS TECHNOLOGIES INC	COMMON STOCK	71,466
	NET SERVICOS DE COMUNICACAO S A	COMMON STOCK - ADR	60,750
	NETLOGIC MICROSYSTEMS INC	COMMON STOCK	72,166
	NEUTRAL TANDEM INC	COMMON STOCK	50,050
	NICOR INC	COMMON STOCK	68,623
	NORTHWESTERN CORP	COMMON STOCK	68,693
	NUTRI SYS INC	COMMON STOCK	54,859
	OPTIONSXPRESS HLDGS INC	COMMON STOCK	2,472
	OSI PHARMACEUTICALS INC	COMMON STOCK	25,134
	PALM INC	COMMON STOCK	46,284
	PAREXEL INTL CORP	COMMON STOCK	28,059
	PARTNERRE HLDG LTD	COMMON STOCK	47,782
	PENN NATL GAMING INC	COMMON STOCK	47,293
	PETRO DEV CORP	COMMON STOCK	70,109
	PIER 1 IMPORTS INC	COMMON STOCK	37,717
	PMC SIERRA INC	COMMON STOCK	83,482
	POLYCOM INC	COMMON STOCK	77,657
	PROASSURANCE CORP	COMMON STOCK	63,378
	PROSPERITY BANCSHARES INC	COMMON STOCK	65,561
	PROSPERITY BANCSHARES INC	COMMON STOCK	112,507
	PULTE HOMES INC	COMMON STOCK	79,730
	ROBERT HALF INTL INC	COMMON STOCK	58,806
	ROCK-TENN CO	COMMON STOCK	49,906
	ROCK-TENN CO	COMMON STOCK	52,931
	ROCKWOOD HLDGS INC	COMMON STOCK	100,130

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of investment including maturity
(a)	(b) Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or maturity	(e) Current
	similar party	value	value
	ROSETTA RES INC	COMMON STOCK	108,619
	RTI INTL METALS INC	COMMON STOCK	84,320
	RYLAND GROUP INC	COMMON STOCK	63,434
	SALESFORCE INC	COMMON STOCK	45,000
	SCHWEITZER-MAUDUIT INTL INC	COMMON STOCK	92,862
	SERVICE CORP INTL	COMMON STOCK	112,285
	SHUTTERFLY INC	COMMON STOCK	78,364
	SIGNATURE BK NY N Y	COMMON STOCK	131,428
	SILVER WHEATON CORP	COMMON STOCK	57,376
	SMART BALANCE INC	COMMON STOCK	31,620
	STARWOOD HOTELS & RESORTS WORLDWIDE INC	COMMON STOCK	48,638
	STIFEL FINL CORP	COMMON STOCK	69,311
	STONE ENERGY CORP	COMMON STOCK	74,727
	SUCCESSFACTORS INC	COMMON STOCK	15,254
	SUPERIOR WELL SVCS INC	COMMON STOCK	53,618
	SYBASE INC	COMMON STOCK	79,856
	TANGER FACTORY OUTLET CTRS INC	COMMON STOCK	46,788
	TENET HEALTHCARE CORP	COMMON STOCK	64,572
	TERADYNE INC	COMMON STOCK	108,910
	TERADYNE INC	COMMON STOCK	97,321
	TEREX CORP	COMMON STOCK	51,110
	TERRA INDS INC	COMMON STOCK	57,942
	TEXAS ROADHOUSE INC	COMMON STOCK	63,000
	THOMPSON CREEK METALS CO INC	COMMON STOCK	46,763
	TREEHOUSE FOODS INC	COMMON STOCK	51,684
	TRUE RELIGION APPAREL INC	COMMON STOCK	55,655
	TUPPERWARE BRANDS CORPORATION	COMMON STOCK	77,306
	UNISYS CORP	COMMON STOCK	149,227
	UNVL HEALTH SERVICES INC	COMMON STOCK	64,050
	URBAN OUTFITTERS INC	COMMON STOCK	118,966
	UTD THERAPEUTICS CORP DEL	COMMON STOCK	68,445
	VAIL RESORTS INC	COMMON STOCK	75,600
	VARIAN SEMICONDUCTOR EQUIPMENT ASSOCS INC	COMMON STOCK	104,662
	VCA ANTECH INC	COMMON STOCK	52,083
	VERIFONE HLDGS INC	COMMON STOCK	55,364
	VISTAPRINT NV	COMMON STOCK	79,891
	WA REAL ESTATE INVT TR	COMMON STOCK	88,987
	WADDELL & REED FINL INC	COMMON STOCK	55,277
	WATSCO INC	COMMON STOCK	53,878
	WEBSTER FNCL CORP WATERBURY CONN	COMMON STOCK	89,500
	WELLCARE HLTH PLANS INC	COMMON STOCK	34,187
	WHOLE FOODS MKT INC	COMMON STOCK	67,802

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of investment including maturity
(a)	(b) Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or maturity	(e) Current
	similar party	value	value
	WILSHIRE BANCORP INC	COMMON STOCK	58,149
	WMS INDS INC	COMMON STOCK	93,200
	WONDER AUTO TECHNOLOGY INC	COMMON STOCK	83,496
	WOODWARD GOVERNOR CO	COMMON STOCK	63,652
	WOODWARD GOVERNOR CO	COMMON STOCK	38,140
	YINGLI GREEN ENERGY HLDG CO LTD	COMMON STOCK - ADR	66,244
	ZORAN CORP	COMMON STOCK	90,721

	SUBTOTAL		$323,303,612

	GUARANTEED INVESTMENT CONTRACTS
	METROPOLITAN	CONTRACT #31832 INTEREST RATE 5.700%	$10,674,863

	SUBTOTAL		$10,674,863

	MUTUAL FUNDS
	ADVISORS INNER CIRCLE	LSV VALUE EQUITY FUND	$41,017,291
	LOOMIS SAYLES	FIXED INCOME FUND	42,849,351
	PIMCO	TOTAL RETURN FUND	98,614,843
	TEMPLETON INVESTMENTS	INSTITUTIONAL FUNDS FOREIGN EQUITY SERIES	26,460,396
	THORNBURG INVESTMENT MANAGEMENT	INTERNATIONAL VALUE FUND	36,096,343
	VANGUARD	TARGET RETIREMENT FUND 2005	4,618,981
	VANGUARD	TARGET RETIREMENT FUND 2010	2,598,564
	VANGUARD	TARGET RETIREMENT FUND 2015	18,975,520
	VANGUARD	TARGET RETIREMENT FUND 2020	5,149,267
	VANGUARD	TARGET RETIREMENT FUND 2025	28,254,242
	VANGUARD	TARGET RETIREMENT FUND 2030	3,179,059
	VANGUARD	TARGET RETIREMENT FUND 2035	34,355,189
	VANGUARD	TARGET RETIREMENT FUND 2040	6,068,777
	VANGUARD	TARGET RETIREMENT FUND 2045	30,965,500
	VANGUARD	TARGET RETIREMENT FUND 2050	6,502,336
	VANGUARD	TARGET RETIREMENT INCOME FUND	4,136,466

	SUBTOTAL		$389,842,125

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,310,695,502

	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES BETWEEN
*	PARTICIPANT LOANS	4.25% - 9.25% WITH VARIOUS MATURITIES	$35,664,467

*	PARTY-IN-INTEREST
HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED SINCE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN
By	/s/ Marc Kilbride
(Marc Kilbride, Chairman of the Benefits Committee
of CenterPoint Energy, Inc., Plan Administrator)

June 7, 2010